Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 24, 2018

Mara L. Ransom
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Atlantic Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed April 6, 2018

File No. 001-38180

Dear Ms. Ransom:

On behalf of our client, Atlantic Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 4, 2018 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). Contemporaneously, we are filing a revised Proxy Statement via Edgar (the “Amended Proxy”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

Mara L. Ransom May 24, 2018 Page 2

The Acquisition Agreement, page 9

1.	Please briefly describe the matters to be covered in the legal opinion Atlantic will receive from HF Group’s counsel.

Response: The disclosure on page 9 of the Amended Proxy has been revised in accordance with the Staff’s comments.

The Business Combination Proposal, page 36

2.	We note your disclosure that Zhou Min Ni, CEO and Chairman of HF Group, “knew through contacts in the Chinese business community” that you were a SPAC who had recently consummated an IPO, and was seeking potential targets for a business combination. Please describe in greater detail the efforts, if any, you and your management undertook to provide this information to the Chinese business community in the days preceding or following the IPO.

Response: The disclosure on page 37 of the Amended Proxy has been revised in accordance with the Staff’s comments.

3.	Please include in this section a description of any meetings, negotiations, etc. with other potential target companies, with a view to understanding your selection process. In this regard, we note your disclosure on page 37 that “from the date of the IPO through execution of a non-binding letter of intent with HF Group on January 22, 2018, [you] considered and reviewed a number of target companies.” In doing so, briefly describe why you or the target companies determined not to pursue an acquisition. Further, we note your disclosure that “you were contacted by a number of individuals and entities who offered to present ideas for acquisition opportunities.” Please also disclose whether your management identified or contacted any potential targets.

Response: The disclosure on page 37 and 38 of the Amended Proxy has been revised in accordance with the Staff’s comments.

4.	We note your disclosure on page 39 that the board used the “market method” to assess the company’s value. Please clarify which company’s value the board assessed at this time, and enhance your disclosure to describe in greater detail the market method or methods used.

Response: The disclosure on page 41 of the Amended Proxy has been revised in accordance with the Staff’s comments.

Mara L. Ransom May 24, 2018 Page 3

Atlantic Board’s Reasons for the Approval of the Acquisition, page 40

5.	We note your disclosure that management and the Atlantic board of directors determined the purchase price was appropriate, based in part on the implied trading multiples of similar public companies. We also note that the comparable companies selected have significantly larger enterprise values and market capitalizations than HF Group following the merger. Please disclose whether, and if so, how the board considered this factor in its analysis.

Response: The disclosure on page 44 of the Amended Proxy has been revised in accordance with the Staff’s comments.

6.	You indicate that you conducted research and analysis of available information and considered a “research report of a large numbers of public companies” to select comparable public companies you considered in your selection of HF Group as a target. Please disclose the name and source of the research report you used in this regard, or whether this report was commissioned by you.

Response: The disclosure on page 44 of the Amended Proxy has been revised in accordance with the Staff’s comments.

7.	You disclose that if the Nasdaq Proposal is not approved but the Business Combination proposal is approved and consummated on its current terms, the registrant would be in violation of certain listing rules. In this regard, it appears that you will be required to issue more than 20% of your issued and outstanding shares of common stock in connection with the Business Combination Proposal. Please clearly disclose how you plan to proceed with the Business Combination Proposal if the Nasdaq Proposal is not adopted. Please include Risk Factor disclosure, if appropriate, related to the risks of moving forward with the business combination without the approval of the Nasdaq Proposal.

Response: The disclosure on page 59 of the Amended Proxy has been revised in accordance with the Staff’s comments. As the Company will not move forward with a transaction in the absence of receiving approval for the Nasdaq Proposal, the Company has not added risk factor disclosure.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 59

8.	Please disclose basic and diluted earnings per common share.

Response: The disclosure on page 63 of the Amended Proxy has been revised in accordance with the Staff’s comments.

Mara L. Ransom May 24, 2018 Page 4

Comparative Per Share Data, page 60

9.	Please tell us why you did not provide the historical and equivalent pro forma per share data related to HF Group Holding Corporation required by Item 14(10)(i), (ii) and (iii) of Schedule 14A.

Response: The disclosure on page 64 of the Amended Proxy has been revised to include the information indicated in the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 61

10.	Please tell us why you excluded shares outstanding, book value per share, weighted average shares outstanding and income per share related to HF Group Holding Corporation.

Response: The disclosure on page 66, 67 and 68 of the Amended Proxy has been revised to include the information indicated in the Staff’s comment.

HF Group Holding Corporation’s Business, page 65

11.	Please provide sources for your statements that: the Chinese foods market segment is “highly fragmented with unsophisticated competitors and has natural cultural barriers;” and “[f]or the most part, these takeout restaurants are operated by individual families with very few workers.” Alternatively, please disclose, if true, that these statements are based on HF Group’s or your managements’ belief.

Response: The disclosure on page 70 of the Amended Proxy has been revised to indicate that this information is based on HF’s belief.

12.	Please also disclose your basis for the statement that HF Group is “a leading foodservice distributor operated by Chinese Americans,” including the measure or metric (such as revenue or sales, if true) by which HF Group is a “leading” distributor.

Response: The disclosure on page 70 of the Amended Proxy has been revised to delete the word “leading”.

Inventory Procurement, page 70

13.	Please disclose the names of HF Group’s principal suppliers, if any. Refer to Item 14(c) of Schedule 14A, and Item 101(h)(4)(v) of Regulation S-K.

Response: The disclosure on page 75 of the Amended Proxy has been revised in accordance with the Staff’s comment.

Mara L. Ransom May 24, 2018 Page 5

Current Directors and Executive Officers, page 90

14.	You disclose that Tom W. Su served as Vice President of E-compass Acquisition Corp. from July 2015 to August 2016. Please briefly elaborate upon the nature of Mr. Su’s role at E-compass.

Response: The disclosure on page 104 of the Amended Proxy has been revised to include the information indicated in the Staff’s comment.

Certain Transactions, page 100

15.	Please remove references to “units sold in this offering” here and throughout your filing, inasmuch as this proxy statement is not registering any units for offer or sale.

Response: The disclosure throughout the Amended Proxy has been revised to remove the indicated language or any similar language.

Certain Transactions of HF Group, page 102

16.	We note your disclosures that HF Group engages in numerous transactions with various related parties during the normal course of business. Please disclose the name of each related person and the basis upon which the person is a related person. See Item 404(a)(1) of Regulation S-K.

Response: The disclosure on page 116 to 119 of the Amended Proxy has been revised in accordance with the Staff’s comment.

HF Group Holding Corporation and Subsidiaries Consolidated Financial Statements Consolidated Statements of Income, page F-5

17.	Please disclose pro forma tax and earnings per share data for each period presented.

Response: The disclosure on page F-4 and F-30 of the Amended Proxy has been revised in accordance with the Staff’s comment.

Note 8 – Taxes, page F-20

18.	Please tell us your consideration of disclosing the implications and impact of the Tax Cuts and Jobs Act in your discussion and presentation of pro forma deferred income tax assets and liabilities as well as other provisions of the Act.

Mara L. Ransom May 24, 2018 Page 6

Response: The disclosure on page F-20 and F-45 of the Amended Proxy has been revised to include disclosure relating to the Tax Cuts and Jobs Act.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner